CONSUMER CAPITAL GROUP, INC.

136-82 39th Ave, 4th Floor, Unit B

Flushing, New York 11354

May 4, 2016

VIA EDGAR

Lisa M. Kohl, Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Consumer Capital Group, Inc.

Form 8-K

Filed December 29, 2014

Amendment No. 1 to Form 8-K

Filed April 1, 2016

File No. 000-54998

Dear Ms. Kohl:

We are in receipt of your comment letter dated April 20, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1. We note that you have not filed an annual report on Form 10-K for the fiscal year ended December 31, 2014, any subsequent quarterly reports on Forms 10-Q, or an annual report on Form 10-K for the fiscal year ended December 31, 2015. Please tell us what your plans are with respect to addressing your delinquent filing status and tell us as when you intend to become current with your Exchange Act reports.

RESPONSE: In response to the Staff’s comment, we respectfully advised the Staff that we have filed a comprehensive annual report on Form 10-K for the fiscal years ended December 31, 2014 and December 31, 2015 as of May 4, 2016. Company also plans to file the Quarterly Report for the three months ended March 31, 2016 by May 15, 2016.

Item 2.01. Completion of Acquisition or Disposition of Assets

It appears that you may have been a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, prior to the transaction with Shanghai Zhong Hui Financial Information Services Corp., and that you ceased to be a shell company following the transaction. In particular, we note you reported no revenue, assets consisting only of cash and cash equivalents and nominal other assets, and that you appeared to have no or nominal operations in the quarter ended September 30, 2014.

Please amend your Form 8-K to include the disclosures required by Item 2.01(f), Item 5.06, and the pro forma financial information required by Item 9.01 of Form 8-K. Alternatively, provide us with a detailed analysis as to why this disclosure is not required.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we should not be deemed a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, prior to the transaction with Shanghai Zhong Hui Financial Information Services Corp. While we did not generate any revenue during the three months ended September 30, 2014, we were undergoing a period during which the core of our business was shifting from E-commerce to internet financing service. As our corporate structure disclosed in the Comprehensive 10-K indicates, our variable interest entity American Arki Network Service Beijing Co., Ltd. (“Arki Beijing”), in addition to acquiring majority interest in Shanghai Zhong Hui Financial Information Services Corp., began to engage in wealth management business. Arki Beijing also holds majority interest in America Arki (Tianjin) Capital Management Partnership (“Arki Tianjin”). Our company actively engaged in the preparation, formation and marketing of Arki Tianjin. Company also has, up to date, maintained its core management despite of its new business. Therefore, we respectfully advise the Staff that the Company has always had active operation and as a result, should not be deemed a shell company.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Consumer Capital Group, Inc.

By:	/s/ Jianmin Gao
Name:	Jianmin Gao
Title:	President & CEO